15047309

UNITEDSTATES
NDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42135

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nationwide Fund Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Continental Drive, Suite 400
(No. and Street)

King of Prussia (City) PA (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig D. Stokarski 610-230-2853
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1601 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig D. Stokarski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nationwide Fund Distributors LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Financial and Operations Principal
Title

NOTARIAL SEAL
MAUREEN A JOHNSON
Notary Public
UPPER MERION TWP., MONTGOMERY CNTY
My Commission Expires Nov 2, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nationwide Fund Distributors LLC:

We have reviewed management's statements, included in the accompanying *Nationwide Fund Distributors LLC Exemption Report for the Fiscal Year Ended December 31, 2014 – (per SEC Rule 17a-5 for Broker Dealers exempt from SEC Rule 15c3-3* (the Exemption Report), in which (1) Nationwide Fund Distributors LLC (the Company) identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Philadelphia, Pennsylvania
February 25, 2015

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Nationwide Fund Distributors LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Nationwide Fund Distributors LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the Total Revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

2. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Philadelphia, Pennsylvania
February 25, 2015

Nationwide®

Nationwide Fund Distributors LLC Exemption Report for the Fiscal Year Ended December 31, 2014 – (per SEC Rule 17a-5 for Broker Dealers exempt from SEC Rule 15c3-3)

For the fiscal year ended December 31, 2014, Nationwide Fund Distributors LLC was not a carrying or clearing broker (non-carrying broker-dealer). We are acknowledging the following:

a. Nationwide Fund Distributors LLC claimed an exemption under SEC Rule 15c3-3, paragraph (k)(2)(i), in which the firm carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)", and

b. Nationwide Fund Distributors LLC has met the identified exemption provisions for the fiscal year ended December 31, 2014 without exception.

Broker Dealer
Nationwide Fund Advisors LLC
CRD # 25910
BD SEC Number 8-42135
Fiscal Year Ended – December 31, 2014

Broker Dealer's Independent Public Accountant
KPMG, 1601 Market Street, Philadelphia, PA 19103-2499
Main Telephone # (267) 256-7000
Audit for Fiscal Year Ended – December 31, 2014

FINRA Regulatory Coordinator
Dennis O'Gara
Telephone # (215) 963-1976

Submitted by the undersigned authorized officer/principal of the broker dealer.

Print Name CRAIG D. STOKARSKI **Title** FINOP

Signature [signature] **Date** 1/14/15

NATIONWIDE FUND DISTRIBUTORS LLC

Financial Statements and Schedules

December 31, 2014

(With Report of Independent Registered
Public Accounting Firm Thereon)

NATIONWIDE FUND DISTRIBUTORS LLC

Table of Contents

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nationwide Fund Distributors LLC:

We have audited the accompanying statement of financial condition of Nationwide Fund Distributors LLC (the Company) as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Fund Distributors LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2, and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Philadelphia, Pennsylvania
February 25, 2015

NATIONWIDE FUND DISTRIBUTORS LLC

Statement of Financial Condition

December 31, 2014

Assets		
Cash and cash equivalents	$	9,836,883
Fee-related receivables		8,592,805
Deferred sales commissions, net		638,474
Prepaid assets		28,472
Total assets	$	19,096,634
Liabilities and Member's Equity		
Liabilities:		
Fees payable to broker-dealers	$	8,556,903
Payable to affiliates		79,962
Total liabilities		8,636,865
Member's equity		10,459,769
Total liabilities and member's equity	$	19,096,634

See accompanying notes to financial statements.

NATIONWIDE FUND DISTRIBUTORS LLC

Statement of Operations

Year ended December 31, 2014

Revenues	$	100,950,643
Expenses:		
Sales commissions to broker-dealers		98,812,116
Operating expenses allocated from affiliates		881,636
Amortization of deferred sales commissions		1,272,142
Licenses and fees		140,409
Other operating expenses		77,000
Total expenses		101,183,303
Net loss	$	(232,660)

See accompanying notes to financial statements.

NATIONWIDE FUND DISTRIBUTORS LLC

Statement of Changes in Member's Equity

Year ended December 31, 2014

Balance, December 31, 2013	$	10,692,429
Net loss		(232,660)
Balance, December 31, 2014	$	10,459,769

See accompanying notes to financial statements.

NATIONWIDE FUND DISTRIBUTORS LLC

Statement of Cash Flows

Year ended December 31, 2014

Cash flows from operating activities:		
Net loss	$	(232,660)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of deferred sales commissions		1,272,142
Changes in assets and liabilities:		
Increase in fee-related receivables		(550,965)
Increase in deferred sales commissions		(1,315,288)
Increase in prepaid assets		(1,584)
Increase in fees payable to broker-dealers		621,999
Increase in payable to affiliates		2,253
Net cash used in operating activities		(204,103)
Net decrease in cash and cash equivalents		(204,103)
Cash and cash equivalents at beginning of year		10,040,986
Cash and cash equivalents at end of year	$	9,836,883

See accompanying notes to financial statements.

(1) Organization

Nationwide Fund Distributors LLC (the Company) is organized under the laws of the State of Delaware as a limited liability company and is a wholly owned subsidiary of NFS Distributors, Inc. (the Parent), an indirect wholly owned subsidiary of Nationwide Mutual Insurance Company (NMIC) and Nationwide Mutual Fire Insurance Company (NMFIC). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the Financial Industry Regulation Authority, Inc. (FINRA) and the Securities Investor Protection Corporation. Additionally, the Company is currently registered to conduct business in all 50 states of the United States of America, as well as the District of Columbia and Puerto Rico. Conforming to and complying with the Investment Company Act of 1940, the Company is the principal underwriter providing distribution services to the Nationwide Family of Mutual Funds (the Funds).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940. Cash equivalents are carried at fair value, and at December 31, 2014 consist of $7,500,477 held in an open-end money market mutual fund that is valued at its daily reported net asset value. The fair value of the money market fund represents a Level 1 valuation under the framework established under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosure.*

(c) Deferred Sales Commissions

The Company defers certain costs, principally sales commissions, that are paid to other securities brokers in connection with the sale of certain shares of the Funds. The Company recovers such costs through 12b-1 distribution fees, which are paid by the Funds, and a Contingent Deferred Sales Charge (CDSC) paid by shareholders of the Funds who redeem their shares prior to the completion of the required holding period. These costs are amortized using the straight-line method over a period not to exceed the CDSC required holding period. The 12b-1 distribution fees are included in revenues in the statement of operations. CDSC fees of $91,868 for the year ended December 31, 2014 related to unamortized sales commissions were recorded as a reduction of the asset. Amortization of deferred sales commissions was $1,272,142 for the year ended December 31, 2014, and is included in the accompanying statement of operations.

(Continued)

(d) ***Fees Payable to Broker-Dealers***

The Company serves as the distributor of the Funds. In this capacity, the Company has entered into selling agreements with several broker-dealers through which the Funds are distributed. As compensation to these broker-dealers, the Company pays a portion of the sales charges and 12b-1 fees collected from the Funds, retaining a portion of the fees, known as underwriter fees. As of December 31, 2014, the Company owed $8,556,903 to broker-dealers for services rendered. The gross fees received are reflected as revenues and, other than those deferred, the amounts paid to broker-dealers are recorded as sales commissions to broker-dealers in the statement of operations.

(e) ***Revenue Recognition***

Revenues are based on the contractual agreements with the Funds and computed as an annual percentage of average net assets of the funds, for distribution fees and percentage of gross sales for sales charges. Revenue is recognized as earned.

(f) ***Payments to/Receipts from Affiliates***

NMIC, NMFIC, and their respective direct and indirect subsidiaries and affiliates have entered into a cost sharing agreement under which certain operational and administrative services are provided to the Company. These services include facilities, marketing, finance/accounting, legal, compliance, and general corporate oversight. Costs related to this agreement were $881,636 for the year ended December 31, 2014, which include allocated expenses of $705,572 for compensation and benefits, and are recorded as operating expenses allocated from affiliates in the accompanying statement of operations.

Certain expenses of the Company are paid by other affiliates, which are reimbursed by the Company, while certain expenses are paid by the Company on behalf of affiliates, which are later reimbursed to the Company. As of December 31, 2014, the amount owed by the Company to affiliates was $79,962.

For the year ended December 31, 2014, the Company recorded expenses totaling $84,871,206 for services rendered by affiliated broker-dealers, which amount is included in sales commissions to broker-dealers in the accompanying statement of operations. At December 31, 2014, the Company owed $7,455,965 to those affiliated broker-dealers.

(g) ***Income Taxes***

The Company is a single-member limited liability company and, as such, is disregarded for federal income tax purposes. All of the Company's taxable income and expense are included in the income and expense of its single-member parent. The federal tax benefit for the year ended December 31, 2014 would have been $80,822 if the Company was not a disregarded entity.

(h) Subsequent Events

In connection with the preparation of the financial statements of the Company as of and for the year ended December 31, 2014, events and transactions subsequent to December 31, 2014, through February 25, 2015, the date the financial statements were available to be issued, have been evaluated by the Company's management for possible adjustments and/or disclosure. No subsequent events requiring financial statement adjustments or disclosure have been identified.

(3) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The rule requires the maintenance of minimum "net capital" and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. As of December 31, 2014, the Company had a ratio of aggregate indebtedness to net capital of 0.90 to 1, with a minimum net capital requirement of $575,791, aggregate indebtedness of $8,636,865, and net capital of $9,602,662.

Schedule 1

NATIONWIDE FUND DISTRIBUTORS LLC

Computation of Net Capital under Rule 15c3-1

December 31, 2014

Net capital:		
Total member's equity from statement of financial condition	$	10,459,769
Deductions and/or charges:		
Nonallowable assets:		
Fee-related receivables without corresponding payable to broker-dealers		(40,151)
Deferred sales commissions, net		(638,474)
Prepaid assets		(28,472)
Net capital before haircuts on securities		9,752,672
Haircuts on securities:		
Other securities		(150,010)
Net capital		9,602,662
Aggregate indebtedness:		
Fees payable to broker-dealers		8,556,903
Payable to affiliates		79,962
Total aggregate indebtedness		8,636,865
Company's minimum net capital requirement (greater of $ 25,000 or 1/15th of aggregate indebtedness)		575,791
Excess net capital	$	9,026,871
Ratio of aggregate indebtedness to net capital		0.90

There were no material differences between the Company's computation of net capital as reflected on Form X-17A-5, Part IIA, and the above computation.

See accompanying report of independent registered public accounting firm.

Schedule 2

NATIONWIDE FUND DISTRIBUTORS LLC

Determination of Reserve Requirement under Rule 15c3-3

December 31, 2014

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers." As of December 31, 2014, the Company held no customer funds and had no required deposit.

See accompanying report of independent registered public accounting firm.

Schedule 3

NATIONWIDE FUND DISTRIBUTORS LLC

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2014

	Fair value	Number of items
Customers' fully paid securities and excess-margin securities not in the respondent's possession or control as of December 31, 2014, for which instructions to reduce to possession or control action were issued as of December 31, 2014, and for which the required action was not taken within the time frames specified under Rule 15c3-3	$	—
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2014, excluding items arising from "temporary lags that result from normal business operations," as permitted under Rule 15c3-3		—

See accompanying report of independent registered public accounting firm.